UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended October 31, 2001

Barbeques Galore Limited
ACN 008 577 759

327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant’s telephone number, including area code            61-2-9704-4177

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.]
Form 20-F  ☒    Form 40-F  ☐

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐ No  ☒

FORM 6-K

For the Quarter Ended October 31, 2001

INDEX

Page No.
PART I. FINANCIAL INFORMATION

ITEM 1. Condensed Consolidated Balance Sheets as of October 31, 2001 (unaudited) and January 31, 2001	1
Condensed Consolidated Statements of Operations and Other Comprehensive Income for the Three and Nine Months Ended October 31, 2001 and 2000 (unaudited)	2
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended October 31, 2001 and 2000 (unaudited)	3
Notes to Condensed Consolidated Financial Statements (unaudited)	4
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	7
ITEM 3. Quantitative and Qualitative Disclosures about Market Risk	21
PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings	23
ITEM 2. Changes in Securities and Use of Proceeds	23
ITEM 3. Defaults Upon Senior Securities	23
ITEM 4. Submission of Matters to a Vote of Security Holders	23
ITEM 5. Other Information	23
ITEM 6. Exhibits and Current Reports on Form 6-K	23
Signatures	25
Exhibit Index	26

1

PART I    FINANCIAL INFORMATION

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1.    Financial Statements.

	October 31, 2001	January 31, 2001
	(Unaudited)
	In A$ thousands, except share data
Assets
Current assets:
Cash and cash equivalents	$ 35	$ 34
Accounts receivable, net of allowance of $572 at October 31, 2001 and $308 at January 31, 2001	19,526	15,797
Receivables from affiliates	—	3
Inventories (note 2)	74,158	65,122
Deferred income taxes	4,869	1,736
Prepaid expenses and other current assets	1,588	2,872

Total current assets	100,176	85,564
Non-current assets:
Receivables from affiliates	839	642
Property, plant and equipment, net of accumulated depreciation of $35,851 at October 31, 2001 and $29,898 at January 31, 2001	38,829	40,007
Goodwill, net of accumulated amortization of $645 at October 31, 2001 and $562 at January 31, 2001	1,155	1,238
Deferred income taxes	1,823	1,435
Other non-current assets	2,437	2,611

Total assets	$145,259	$131,497

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 33,382	$ 26,160
Payables to related parties	150	349
Current maturities of long-term debt	1	15
Current portion of obligations under capital leases	1,665	2,520

Total current liabilities	35,198	29,044
Non-current liabilities:
Long-term debt	40,720	30,456
Obligations under capital leases, excluding current portion	5,233	6,098
Other long-term liabilities	1,736	1,667

Total liabilities	82,887	67,265

Shareholders’ equity:
Ordinary shares, no par value—authorized 27,437,853 shares; 4,541,652 issued shares; outstanding shares as at October 31, 2001—4,276,652 shares; (January 31, 2001—4,541,652 shares)	40,733	40,733
Accumulated other comprehensive income	9,293	5,931
Retained earnings	13,901	17,568

	63,927	64,232
Less: Treasury stock at cost—265,000 Ordinary shares	(1,555)	—

Total shareholders’ equity	62,372	64,232

Total liabilities and shareholders’ equity	$145,259	$131,497

See accompanying notes to the condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000	Nine Months Ended October 31, 2001	Nine Months Ended October 31, 2000
	(Unaudited)
	In A$ thousands, except share and per share data
Net sales	$81,813	$73,391	$235,360	$208,461
Cost of goods sold, warehouse, distribution and occupancy costs	59,943	49,002	166,555	140,110

Gross margin	21,870	24,389	68,805	68,351
Selling, general and administrative expenses	24,562	22,523	72,259	62,671
Store pre-opening costs	80	142	169	603

Operating (loss)/income	(2,772)	1,724	(3,623)	5,077
Equity in income of affiliates, net of tax	98	72	128	54
Interest expense	686	885	2,124	2,122

(Loss)/income before income tax	(3,360)	911	(5,619)	3,009
Income tax (benefit)/expense	(1,248)	324	(1,952)	1,062

Net (loss)/income	(2,112)	587	(3,667)	1,947
Other comprehensive income	8	4,002	3,362	6,856

Net (loss)/income after other comprehensive income	$ (2,104)	$ 4,589	$ (305)	$ 8,803

Basic (loss)/earnings per share	$ (0.49)	$ 0.13	$ (0.85)	$ 0.43

Diluted (loss)/earnings per share	$ (0.49)	$ 0.13	$ (0.85)	$ 0.41

Weighted average shares outstanding (in thousands)
—Basic	4,277	4,542	4,329	4,542

—Diluted	4,277	4,686	4,329	4,718

See accompanying notes to the condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended October 31, 2001	Nine Months Ended October 31, 2000
	(Unaudited)
	In A$ thousands
Cash flows from operating activities:
Net (loss)/income	$ (3,667)	$ 1,947
Non-cash charges, net	3,774	3,183
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(2,942)	(4,132)
Inventories	(9,146)	(24,701)
Other assets	(4)	(134)
Accounts payable and accrued liabilities	8,882	2,684

Net cash (used in) operating activities	(3,103)	(21,153)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	118	512
Capital expenditures	(3,586)	(5,999)
Loan repayments (paid)	(197)	(1,055)

Net cash (used in) investing activities	(3,665)	(6,542)

Cash flows from financing activities:
Repayment of long-term debt	(15,500)	—
Proceeds from long-term debt	25,750	24,323
Bank overdraft proceeds	—	5,078
Repurchase of Treasury stock	(1,555)	—
Principal payments under capital leases	(1,926)	(1,705)

Net cash provided by financing activities	6,769	27,696

Net increase in cash and cash equivalents	1	1
Cash and cash equivalents at beginning of period	34	33

Cash and cash equivalents at end of period	$ 35	$ 34

Supplemental disclosure of cash flow information:
Income taxes paid	$ 5,473	$ 1,633

Interest paid	$ 1,244	$ 3,088

See accompanying notes to the condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1    Basis of Presentation

          The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and Rule 10–01 of Regulation S-X.

          As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2001, filed by Barbeques Galore Limited (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 1, 2001. The unaudited condensed consolidated financial statements as of October 31, 2001 and for the three and nine months ended October 31, 2001 and 2000 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2    Inventories

          The major classes of inventories are as follows:

	October 31, 2001	January 31, 2001
	(Unaudited)
	In A$ thousands
Finished goods	$70,706	$61,069
Work in progress	1,553	539
Raw materials	2,354	3,859

	74,613	65,467
Less: Reserve for obsolescence	(455)	(345)

	$74,158	$65,122

3    Earnings per share

          Basic (loss)/earnings per share are computed by dividing net (loss)/income available to ordinary shareholders by the weighted average number of ordinary shares. Diluted (loss)/earnings per share are computed by dividing net (loss)/income available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

4    Recent Accounting Pronouncements

          Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘Statement 133’’) was issued by the Financial Accounting Standards Board in June 1998 and, as amended by SFAS 137 and SFAS 138, is effective for our fiscal year commencing February 1,2001. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value(i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income(outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

          We adopted Statement 133, as amended by SFAS 137 and SFAS 138, on February 1, 2001. We did not have any material derivative instruments outstanding as of January 31, 2001. The adoption of Statement 133, as amended by SFAS 137 and SFAS 138, did not have a material impact on our consolidated financial statements, as at January 31, 2001 and October 31, 2001.

          In December 1999, the SEC issued Staff Accounting Bulletin No. 101, (‘‘SAB101’’) ‘‘Revenue Recognition in Financial Statements.’’ SAB101 summarizes certain of the SEC’s staff’s views in applying generally accepted accounting principles to revenue recognition in the financial statements. The implementation date of SAB101 was delayed by the issuance of SAB101A and, subsequently, SAB101B. The issuance of SAB101B delayed the mandatory implementation date of SAB101 to the fourth fiscal quarter of fiscal years beginning after December 15, 1999.

          Accordingly, SAB101, as amended by SAB101B, was adopted by us in the fourth quarter of fiscal year 2001, effective November 1, 2000. SAB101 has not had a material impact on our consolidated financial statements.

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

          In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addressed financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. This Statement is effective for financial statements issued for fiscal year beginning after June 15, 2002, with earlier application encouraged.

          In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Standard supersedes FASB Statement No. 121, Accounting for the Impairment of

Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. This Statement is effective for financial statements issued for fiscal year beginning after December 15, 2001, with earlier application encouraged. The provisions of this Standard generally are to be applied prospectively.

5    Segments and Related Information

          The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

          The Company measures the performance of its operating segments based on gross margin and operating (loss)/income, which is defined as (loss)/income before equity income of affiliates net of tax, interest expense and income tax (benefit)/expense. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

          Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(in A$ thousands)
Three months to October 31, 2001
Revenues from external customers	$40,478	$ 41,335	$ 81,813

Gross margin	$10,759	$ 11,111	$ 21,870

Operating income/(loss)	$ 273	$ (3,045)	$ (2,772)

Total assets	$79,581	$ 65,678	$145,259

Three months to October 31, 2000
Revenues from external customers	$37,441	$ 35,950	$ 73,391

Gross margin	$13,922	$ 10,467	$ 24,389

Operating income/(loss)	$ 3,775	$ (2,051)	$ 1,724

Total assets	$86,046	$ 63,558	$149,604

Nine months to October 31, 2001
Revenues from external customers	$86,832	$148,528	$235,360

Gross margin	$24,516	$ 44,289	$ 68,805

Operating (loss)	$ (2,713)	$ (910)	$ (3,623)

Total assets	$79,581	$ 65,678	$145,259

Nine months to October 31, 2000
Revenues from external customers	$85,531	$122,930	$208,461

Gross margin	$28,896	$ 39,455	$ 68,351

Operating income	$ 2,566	$ 2,511	$ 5,077

Total assets	$86,046	$ 63,558	$149,604

6    Goods and Services Tax

          A Goods and Services Tax (“GST”) was introduced in Australia from July 1, 2000. The GST is not included in reported sales since July 1, 2000. A wholesale sales tax on sales in effect in Australia prior to July 1, 2000 was abolished as of that date. Sales tax amounts were included in sales and cost of goods sold for all periods prior to that date.

ITEM 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

          This information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and the Operating and Financial Review and Prospects contained in the Company’s 2001 Annual Report on Form 20-F.

          The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in the Company’s Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 2001, filed with the Commission on May 1, 2001. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission. Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries.

Overview

          We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. We base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and opened our first U.S. store in Los Angeles in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of October 31, 2001, we owned and operated 35 stores in all six states in Australia, as well as two wood heating outlets in Tasmania, Australia and 67 stores (including three U.S. Navy concession stores), in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and 9 franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

          We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the nine months ended October 31, 2001, these categories represented 22.9%, 63.1%, 5.7% and 8.3% respectively, of our net sales for such period, representing a (3.8%), 17.0%, 11.0% and 11.6% (decrease)/increase over their respective net sales levels for the nine months ended October 31, 2000.

          We believe the majority of our future growth will result from the continuing expansion of our U.S. retail business, primarily through the opening of new stores, and the refurbishment of our Australian store base. Through our vertically integrated operations, we manufacture a proprietary line of barbecues and home heaters for our retail stores and licensees as well as other barbecue and home heater products for our wholesale customers.

          A GST was introduced in Australia from July 1, 2000. In order to provide the reader with more comparable information, the wholesale sales tax on Australian sales which was abolished from that date, has been removed from all reported sales in the table on page 10.

          The wholesale sales tax was previously included in cost of goods sold because it was not recoverable from taxation authorities or vendors and was consequently embedded in sales revenue. The GST is not included in reported sales and cost of sales figures from July 1, 2000 because the GST is payable or recoverable to/from Australian taxation authorities. The financial information as presented in the consolidated statements of operations and other comprehensive income has been adjusted in the table on page 10 to remove the wholesale sales tax from net sales previously reported to provide more comparable information for users of the financial statements.

Results of Operations

          The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three and nine months ended October 31, 2001 and 2000. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years’ quarters are not necessarily indicative of future results.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000	Nine Months Ended October 31, 2001	Nine Months Ended October 31, 2000
	(Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	73.3	66.8	70.8	67.2

Gross margin	26.7	33.2	29.2	32.8
Selling, general and administrative expenses	30.0	30.7	30.7	30.1
Store pre-opening costs	0.1	0.2	0.0	0.3

Operating (loss)/income	(3.4)	2.3	(1.5)	2.4
Equity in income of affiliates, net of tax	0.1	0.1	0.0	0.0
Interest expense	0.8	1.2	0.9	1.0

(Loss)/income before income tax	(4.1)	1.2	(2.4)	1.4
Income tax (benefit)/expense	(1.5)	0.4	(0.8)	0.5

Net (loss)/income	(2.6)%	0.8%	(1.6)%	0.9%

          There has been no material impact of inflation and changing prices on our net sales and operating income for the three and nine months ended October 31, 1999 through 2001, respectively.

Three Months Ended October 31, 2001 (Unaudited) Compared to Three Months Ended October 31, 2000 (Unaudited)

          Net sales increased by approximately A$8.4 million, or 11.4%, to A$81.8 million for the three months ended October 31, 2001 from A$73.4 million for the three months ended October 31, 2000. In the United States, two new company-owned stores were opened and one closed and two franchisee stores were closed during the three months ended October 31, 2001. In Australia, one licensee store was opened and one closed and no stores were either refurbished or relocated during this period. Comparable store sales decreased 0.8% in the United States and 0.5% in Australia due to difficult economic conditions and low consumer confidence in both the USA and Australia. As a result of the material depreciation of the A$ against the US$, comparative store sales increased on a group basis when expressed in A$ terms and contributed A$2.2 million to the increase in net sales. Increased sales of A$3.3 million also resulted from stores not forming part of the comparative store sales, including eight new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$0.1 million increase in sales to Australian licensees and a A$2.8 million increase in Australian wholesale.

          Reported gross margin decreased approximately A$2.5 million, or 10.2% to A$21.9 million for the three months ended October 31, 2001 from A$24.4 million for the three months ended October 31, 2000. Gross margin percentage decreased to 26.7% during the three months ended October 31, 2001 from 33.2% during the comparable period in 2000. The decrease in gross margin percentage was mainly attributable to the USA and Australian operations experiencing increased price competition, a move to lower priced product by consumers, and in Australia an increase in the cost of imported product pursuant to the depreciation of the A$ against the US$. This in turn was partially offset by a change in product mix in the USA.

          Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$2.1 million, or 9.3%, to A$24.6 million for the three months ended October 31, 2001 from A$22.5 million for the three months ended October 31, 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 30.0% during the three months ended October 31, 2001 from 30.7% during the comparable period in 2000. This percentage decrease was primarily due to a higher leverage off an increased store base.

          Store pre-opening expenses decreased by A$62,000 to A$80,000 for the three months ended October 31, 2001 from A$142,000 for the three months ended October 31, 2000, due to the number and timing of United States’ store openings.

          Operating (loss) was A$2.8 million for the three months ended October 31, 2001 compared to an operating income of A$1.7 million for the three months ended October 31, 2000.

          Income from affiliates increased by A$26,000 to A$98,000 for the three months ended October 31, 2001 from A$72,000 for the three months ended October 31, 2000, due to improved performances from both our existing affiliates and the inclusion of Renegade Gas Pty Limited for the first time.

          Interest expense decreased by A$0.2 million to A$0.7 million for the three months ended October 31, 2001 from A$0.9 million for the three months ended October 31, 2000 due to lower interest rates and a reduction in long term debt.

          Our effective tax rate was 37.1% (benefit) in the three months ended October 31, 2001 and 35.6% during the comparable period in 2000 as a result of using a linear rate for the three months ended October 31, 2001, the decrease in the Australian tax rate for this year from 34% to 30% and the taxing of USA losses at a rate of 40%.

Nine Months Ended October 31, 2001 (Unaudited) Compared to Nine Months Ended October 31, 2000 (Unaudited)

          Net sales increased by approximately A$26.9 million, or 12.9%, to A$235.4 million for the nine months ended October 31, 2001 from A$208.5 million for the nine months ended October 31, 2000. In the United States, four new company-owned stores were opened and one closed and two franchisee stores were closed during the nine months ended October 31, 2001. In Australia, one licensee store was opened and one close and no stores were either refurbished or relocated during this period. Comparable store sales decreased 1.9% in the United States and 2.0% in Australia due to difficult economic conditions and low consumer confidence in both the USA and Australia. As a result of the material depreciation of the A$ against the US$, comparative store sales increased on a group basis when expressed in A$ terms and contributed A$11.1 million to the increase in net sales. Increased sales of A$12.4 million also resulted from stores not forming part of the comparative store sales, including ten stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$1.3 million increase in sales to Australian licensees and a A$2.1 million increase in Australian wholesale.

          A GST was introduced in Australia from July 1, 2000. To make proper comparisons, the wholesale sales tax on Australian sales which was abolished from that date, should be removed from all reported sales prior to this date. The GST is not included in reported sales figures since July 1, 2000. The financial information as presented in the consolidated statements of operations and other comprehensive income has been adjusted in the ‘‘Analysis of Impact Pursuant to the Introduction of GST on Reported Sales and Gross Margin’’ appearing on page 10, to remove the wholesale sales tax from net sales previously reported.

          Based on the pro-forma financial information, net sales increased by approximately A$28.7 million, or 13.9% to A$235.4 million for the nine months ended October 31, 2001 from A$206.7 million for the nine months ended October 31, 2000.

          Reported gross margin increased approximately A$0.4 million, or 0.6% to A$68.8 million for the nine months ended October 31, 2001 from A$68.4 million for the nine months ended October 31, 2000. Gross margin percentage decreased to 29.2% during the nine months ended October 31, 2001 from 32.8% during the comparable period in 2000. The decrease in gross margin percentage was mainly attributable to the USA and Australian operations experiencing increased price competition, a move to lower priced product by consumers, and in Australia an increase in the cost of imported product pursuant to the depreciation of the A$ against the US$. This in turn was partially offset by a change in product mix in the USA and a decrease in the cost of imported product into the USA resulting from a favorable exchange rate for the USA operation.

          The introduction of the GST, as detailed above, changed cost of goods sold, warehouse, distribution and occupancy costs and consequently changed the gross margin percentage. Based on the pro-forma financial information, gross marginpercentage decreased to 29.2% during the nine months ended October 31, 2001 from 33.1% during the comparableperiod in 2000. The decrease in the pro-forma gross margin percentage was mainly attributable to the factorsdetailed in the paragraph above.

          Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$9.6 million, or 15.3%, to A$72.3 million for the nine months ended October 31, 2001 from A$62.7 million for the nine months ended October 31, 2000. As a percentage of net sales, selling, general and administrative expenses increased to 30.7% during the nine months ended October 31, 2001 from 30.1% during the comparable period in 2000. This percentage increase was primarily due to a higher leverage off a larger overall sales base.

          There has been a re–allocation of certain freight costs in the USA in this Form 6–K relating to the third quarter ended October 31, 2001 of A$618,000 and for the nine months ended October 31, 2001 of A$2,165,000, as reported in our Consolidated Statements of Operations forming part of our News Release on December 4, 2001. These amounts were previously allocated to selling, general and administrative expenses but have now been allocated to cost of goods sold, warehouse, distribution and occupancy costs to be consistent with all earlier periods of disclosure in our Forms 6–K and 20–F respectively. The re–allocation has no impact on net income/(loss) for any reporting period.

          Store pre-opening expenses decreased by A$434,000 to A$169,000 for the nine months ended October 31, 2001 from A$603,000 for the nine months ended October 31, 2000, due to the number and timing of United States’ store openings.

          Operating (loss) was A$3.6 million for the nine months ended October 31, 2001 compared to an operating income of A$5.1 million for the nine months ended October 31, 2000.

          Income from affiliates increased by A$74,000 to A$128,000 for the nine months ended October 31, 2001 from A$54,000 for the nine months ended October 31, 2000 due to improved performances from both our existing affiliates and the inclusion of Renegade Gas Pty Limited for the first time.

          Interest expense remained unchanged at A$2.1 million for the nine months ended October 31, 2001 and during the comparable period in 2000.

          Our effective tax rate was 34.7% (benefit) in the nine months ended October 31, 2001 and 35.2% during the comparable period as a result of using a linear rate for the fiscal year ending January 2002, the decrease in the Australian tax rate for this year from 34% to 30% and the taxing of USA losses at a rate of 40%.

Analysis of Impact Pursuant to the Introduction of GST on Reported Sales and Gross Margin

          A GST was introduced in Australia from July 1, 2000. To make proper comparisons, the wholesale sales tax on Australian sales which was abolished from that date, has been removed from all reported sales prior to this date in the pro-forma section of the table to provide the reader with more comparable information. The GST is not included in reported sales figures since July 1, 2000.

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000	Nine Months Ended October 31, 2001	Nine Months Ended October 31, 2000
	(In A$ thousands)
Pro-forma
Net sales	$81,813	$73,391	$235,360	$206,707
Cost of goods sold, warehouse, distribution and occupancy costs	59,943	49,002	166,555	138,356

Gross margin	$21,870	$24,389	$ 68,805	$ 68,351

Gross margin percentage	26.7%	33.2%	29.2%	33.1%

Reported
Net sales	$81,813	$73,391	$235,360	$208,461
Cost of goods sold, warehouse, distribution and occupancy costs	59,943	49,002	166,555	140,110

Gross margin	$21,870	$24,389	$ 68,805	$ 68,351

Gross margin percentage	26.7%	33.2%	29.2%	32.8%

Liquidity and Capital Resources

          We have historically financed our operations through cash flow from operations and bank borrowings. In June 1998, we entered into a credit facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, we have access to facilities up to A$55.73 million comprising a multi-option, overdraft, leasing, foreign currency and other facilities in principal amount of A$47.28 million and real property loans in principal amount of A$8.45 million. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph below) in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”). The property loans accrue interest at rates varying from 6.9% to 7.5% per annum and are secured by registered first mortgages over our respective freehold properties.

          In February 1995, Barbeques Galore Inc., our U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”) which has been amended from time to time (the “Merrill Lynch Facility”). As of October 31, 2001, the Merrill Lynch Facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

          Our operations have used cash flows in the nine months ended October 31, 2001 and 2000 of A$3.1 million and A$21.2 million, respectively. The cash used by operations relates to inventory levels associated with the Company’s inventories and store openings in the United States.

          Net cash flows used in investing activities in the nine months ended October 31, 2001 and 2000 were A$3.7 million and A$6.5 million respectively. The cash flows used in investing activities resulted primarily from capital expenditures related to new store openings in the United States. Our approach for expansion in the USA remains cautious and at the present time, we do not anticipate opening any new stores during the next twelve months. The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

          At October 31, 2001 we had working capital of A$65.0 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

          We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Risk Factors

          The following are certain factors that should be considered in evaluating our business, financial conditions and results of operations. However, these factors should not be considered to be exclusive, and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

If we fail to successfully increase the number of Company-owned stores in the United States or complete the refurbishment of our stores in Australia, our growth rate will be detrimentally affected and our business could suffer.

          Our growth is dependent, in large part, upon our ability to successfully execute our Company-owned store expansion program in the United States and our store refurbishment in Australia. The success of these store expansion and refurbishment efforts will depend upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor and, if necessary, obtaining additional financing for those sites. The overall economic conditions in the USA and Australia will also impact our expansion program at the present time. We cannot assure you that we will be able to locate suitable store sites or enter into suitable lease agreements. In addition, we cannot assure you that we will be able to open new stores in existing markets or that any new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. Our failure to open new stores or relocate or remodel existing stores on a timely basis or otherwise achieve our expansion plan could have a material adverse effect on our future business, operating results and financial condition.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

          If we determined or were required, to close a Barbeques Galore store, we would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if we were able to sublet such store, we may incur significant costs in writing off leasehold improvements. In addition, our proposed expansion plans will result in increased demand on our managerial, operational and administrative resources. In addition, we must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of our growth. Our failure to attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Weakening economic conditions may have an adverse effect on our business and results of operation.

          The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse effects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

Changing merchandise trends or consumer demands could adversely affect our sales.

          Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing operations or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our expense structure would be adversely affected.

          We have identified a number of areas for improvement in our operations which will have a significant impact on our business. We have, in recent years, replaced or upgraded our management information systems and currently plan to introduce automated replenishment of store inventory in Australia in the near term. We completed the relocation of our enameling operations in fiscal 1999, to the same facilities as our barbecue and home heater manufacturing operations adjacent to our Australian headquarters, with the in-line powder coating operation commencing mid-November 1998. In addition, we rearranged the assembly, warehouse and Australian distribution operations to further improve our production flow, inventory control and distribution management. The relocation of our enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of building, environmental and other governmental permits. In addition, as we expand into new regions or accelerate the rate of our U.S. store expansion, we may need additional warehouse capacity. In order to meet these needs, we leased a 27,000 square foot distribution center in Charlotte, North Carolina in February 2000 for a period of five years, with a renewal option for a further five years and currently intend to relocate the existing Irvine warehouse to larger facilities in Ontario, California. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect our systems upgrades, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

          The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service, the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline which could adversely affect our revenues.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

          Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause, our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. Partially offsetting the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past, experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross margins during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We rely on certain computer systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business. Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

          In the United States, we have installed a JDA Software Group Inc. (‘‘JDA’’) system on an IBM AS400 platform which allows us to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. At the store level, we have installed Point of Sale (‘‘POS’’) computer terminals as our cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store’s transaction data is captured by our POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

          In Australia, we have installed a SUN Systems Ultra 60 running a UNIX environment and a Microsoft NT Serverfor all our desktop applications with the Microsoft suite of software. The new POS system which was successfully installed in all company-owned stores during May and June, 2000 runs a Windows NT network with

IBM Pentium PCs acting as POS registers. The store checkout registers are networked to an In–Store Processor (“ISP”) which is located in the back office of each store. This makes consolidated data of each store’s activity readily available on the ISP which is polled daily to transfer the captured store data back to head office for integration into the head office system. SVI Systems (“SVI”), a U.S. based software company specializing in retail solution software supplied the POS application software.

          We are currently in the process of implementing two distinct software modules from Berger Software Pty Limited—(“Berger”), known respectively as Distribution Requirements Planning (“DRP”) and Paperless Warehouse Management System, operating through the use of Radio Frequency (“RF”) devices which are either handheld or attached to forklift trucks.

          The DRP:

•	switches the emphasis from ‘when to order’ to a more functional and practical ‘when do we really need it’; and

•	balances supply against demand for every product in each period for a given planning horizon.

          The RF system which operates with bar-coding technology, will increase warehouse throughput and efficiencies and, together with DRP outlined earlier, is anticipated to yield substantial benefits to us.

          In addition, we are:

•	planning to update our POS software to the latest Australian SVI version, to run on the existing hardware; and

•	computerising several manual operations in the future, to improve service levels to our stores.

          Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based POS registers which manage all sales transactions and store based purchasing transactions. At the end of each day’s processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our existing management information systems in operating and monitoring all major aspects of our business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

          Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly, Sam Linz, Chairman of the Board; Robert Gavshon, Deputy Chairman of the Board; John Price, Head of Product Management and Development and Director; and Sydney Selati, President of Barbeques Galore, Inc., our U.S. operating subsidiary and Director. These individuals have an average of 18 years of experience with us and have chief responsibility for the development of our current business and growth strategies. In addition to the above individuals, Benjamin A. Ramsey, Jr., the Executive Vice President of Barbeques Galore, Inc., has responsibility for store operations, training and development, new store development and barbecue sales to contractors, and Peter Spring, the Chief Operating Officer–Australia, has responsibility for the day-to-day operations. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

We face business, political and economic risk because we transact business outside of the United States.

          Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences; and

•	acts of terrorism.

          Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

          We purchase certain of our finished inventory and manufacturing parts and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2001, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. Although no vendor accounted for more than 5% of our merchandise purchases in such period, we consider certain barbecue brands to be significant to our business, especially in the United States. Also during such period and during the nine months ended October 31, 2001, we purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during the twelve months ended January 31, 2001, other than Sheet Metal Supplies Pty Ltd (“SMS”), a steel distributor, Bromic Pty Ltd (“Bromic”), an Australian gas components importer and Sandvik Australia Pty Ltd (“Sandvik”), a stainless steel distributor, which accounted for approximately 14%, 9% and 7%, respectively, of our factory parts and raw material purchases. We obtained approximately 67% of our factory parts and raw material purchases in such twelve-month period from our ten largest suppliers. During the nine months ended October 31, 2001, SMS, Bromic and Sandvik supplied us with approximately 14%, 9% and 9%, respectively, of our factory parts and raw material purchases and we obtained approximately 65% of our factory parts and raw material purchases from our ten largest suppliers. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of our key suppliers currently provide us with certain purchasing incentives, such as volume rebates and trade discounts. A reduction or discontinuance of these incentives could have an adverse effect on our business.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

          Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products.

Product liability claims could materially adversely affect our customer relations and costs.

          Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

          We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (‘‘HIH’’) during the 12 months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its controlled entities (‘‘HIH Group’’) have been placed into liquidation. We have replaced these insurance policies with other insurers and have no material claims against us on foot in relation to the period during which we were covered by HIH. Furthermore, to the best of our knowledge and belief, we are unaware of any claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

Our manufacturing and enameling operations are subject to government regulations.

          Our barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. We believe that we are in substantial compliance with such regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. We do not store containers of gas for barbecue grills in our stores. We store matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and do not store these items near open flames. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

We depend on third-party carriers to distribute our products.

          We manufacture a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers, located at our headquarters in

Australia, in Irvine, California and Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia to the United States, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation;

•	changes in fuel prices;

•	changes in the prices of parts and raw materials; and

•	economic dislocations and geopolitical trends.

          In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

          As of October 31, 2001, there were 49 licensed stores in Australia and 9 franchised stores in the United States, all of which are operated under the ‘‘Barbeques Galore’’ name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from us. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to Barbeques Galore’s standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

          The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon Ninety days’ notice.

Foreign currency fluctuations could adversely affect our results.

          We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

          However, in our U.S. operations, we have not, and currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net (loss)/income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares (“ADSs”). Although we do not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

Restrictions On Foreign Ownership; Antitakeover Restrictions

          Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the ‘‘Takeovers Act’’). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of anAustralian company or business with assets totalling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates then the level of foreign ownership of our equity securities will be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

          We have additionally provided that all stock options outstanding under our Executive Share Option Plan (“Executive Plan”) at such time as we become subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of our outstanding Ordinary Shares shall become immediately exercisable for a period of up to 120 days, measured from the date the Board of Directors notifies the optionee of the takeover bid. Similarly, we have provided that all stock options outstanding under our 1997 Share Option Plan (“1997 Plan”) at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Plan which became exercisable on February 1, 1999 and 354,466 Ordinary Shares underlying stock options granted under our 1997 Plan, which, barring acceleration, became/will become exercisable as to 199,550 in three equal instalments on November 9, 2001, (none of which were exercised), November 9, 2002 and October 9, 2003 and as to 154,916 in three equal instalments on January 7, 2003,

January 7, 2004 and December 7, 2004 respectively, according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs.

          Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•
provide that the shareholders may amend or repeal special resolutions, including changes to theConstitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•
authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

          Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

          In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 34% for companies for the 2001 income year (for most taxpayers, the year ended June 30, 2001)and 30% thereafter. For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if theOrdinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

ITEM 3.    Quantitative and Qualitative Disclosures about Market Risk

          Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

          Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly we have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars.

          Our Australian operations generally hedge a major portion of our imports against exchange rate fluctuations with respect to the Australian dollar. However, in our U.S. operations, we have not, and we currently do not, actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross margin and net (loss)/income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

          We utilize foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable as set out below. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant.

	January 31, 2001	October 31, 2001	January 31, 2001	October 31, 2001
	(Weighted average rate)		(in A$ thousands)
Buy pounds sterling
Not later than one year	Nil	0.3656	$Nil	$ 31

Buy U.S. dollars
Not later than one year	Nil	0.5324	$Nil	$523

          The fair value of foreign currency contracts as of October 31, 2001 is A$29,654.

Interest Rate Risk

          Because we have long-term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates. The ANZ facility is provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending.

          We have historically renegotiated our credit facilities on similar terms and conditions. As we are able to roll over bank bills which are generally taken out for periods varying from approximately 30 to 90 days, the majority of the outstanding balance relating to bank bills and property loans is classified as a non-current liability. Overseas purchases are generally refinanced for periods varying up to 170 days. As of January 31, 2001 and October 31, 2001 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2001	October 31, 2001	January 31, 2001	October 31, 2001
	(in A$ thousands)		(interest rate per annum)
Bank bills	$22,006	$32,270	7.2%	5.92%
Property loans	8,450	8,450	6.9% to 7.5%	6.9% to 7.5%

          As of October 31, 2001 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

          Our total long-term debt matures as follows:

12 months ending October 31	(in A$ thousands)
2002	$ 1
2003	40,720

$40,721

          The difference between the carrying value and fair value of long-term debt is not significant.

PART II    OTHER INFORMATION

ITEM 1.    Legal Proceedings

          Not applicable.

ITEM 2.    Changes in Securities and Use of Proceeds

          Not applicable.

ITEM 3.    Defaults Upon Senior Securities

          Not applicable.

ITEM 4.    Submission of Matters to a Vote of Security Holders

          Not applicable.

ITEM 5.    Other Information

          Not applicable.

ITEM 6.    Exhibits and Current Reports on Form 6-K

          (a)  Exhibits

Exhibit Number
3.1	Memorandum and Articles of Association.[1]

4.1	Form of Specimen of American Depositary Receipt.[1]

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.[1]

10.1	Executive Share Option Plan.[1]

10.2	1997 Share Option Plan.[1]

10.3
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand
Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to
Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the
Company.[2]

10.4
Major Agreements relating to the Registrant’s U.S. operating subsidiary’s credit facility with Merrill
Lynch Business Financial Services Inc. (“Merrill Lynch”), including Term WCMA(R) Loan and
Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of
February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the
Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 9502340701;
Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement
No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from
Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation;
Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to
WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.[1]

Exhibit Number
10.6	Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.[1]

10.8	WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.[3]

10.9	Deeds of purchase of Registrant’s headquarters facility and assembly operations facility, as amended.[3]

10.10
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand
Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to
Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated
June 26, 1998 approving the Letter of Offer from ANZ to the Registrant.[4]

10.11	Contract for the sale of land for the Registrant’s warehousing and distribution operations.[4]

          (b)  There were no current reports on Form 6-K filed during the quarter ended October 31, 2001.

[1]	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No.333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.
[2]
Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.

[3]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on June 15, 1998, and incorporated herein by reference.
[4]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BA	RBEQUES GALORE LIMITED
(Re	gistrant)

/S/ ROBERT B. GAVSHON
By:
Robert B. Gavshon
Executive Deputy Chairman

Da	te: December 14, 2001

EXHIBIT INDEX

Exhibit Number

3.1	Memorandum and Articles of Association.[1]

4.1	Form of Specimen of American Depositary Receipt.[1]

4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder.[1]

10.1	Executive Share Option Plan.[1]

10.2	1997 Share Option Plan.[1]

10.3
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand
Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to
Directors of the Company, dated May 25, 1998, approving the Letter of Offer from ANZ to the
Company.[2]

10.4
Major Agreements relating to the Registrant’s U.S. operating subsidiary’s credit facility with Merrill
Lynch Business Financial Services Inc. (“Merrill Lynch”), including Term WCMA(R) Loan and
Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of
February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the
Registrant relating to WCMA(R) Note, Loan and Security Agreement No. 9502340701;
Unconditional Guaranty by the Registrant relating to WCMA(R) Note, Loan and Security Agreement
No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated November 27, 1996 from
Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation;
Letter Agreement dated January 20, 1998 from Merrill Lynch to Galore USA re: amendment to
WCMA(R) Note, Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.[1]

10.6	Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center Partners re: Irvine, California U.S. headquarters and distribution facility.[1]

10.8	WCMA(R) Note, Loan and Security Agreement No. 231-07T10, as amended.[3]

10.9	Deeds of purchase of Registrant’s headquarters facility and assembly operations facility, as amended.[3]

10.10
Major Agreements relating to the Registrant’s credit facility with Australia and New Zealand
Banking Corporation Group Limited (“ANZ”), including the formal Letter of Offer from ANZ to
Directors of the Registrant, dated May 25, 1998; resolutions of the Directors of the Registrant, dated
June 26, 1998 approving the Letter of Offer from ANZ to the Registrant.[4]

10.11	Contract for the sale of land for the Registrant’s warehousing and distribution operations.[4]

[1]	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.

[2]
Previously filed in the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on September 21, 1998, and incorporated herein by reference.

[3]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on June 15, 1998, and incorporated herein by reference.
[4]	Previously filed in the Registrant’s Report of Foreign Issuer on Form 6-K, filed with the Commission on September 14, 1998, and incorporated herein by reference.